February 13, 2018

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3561

Washington, DC 20549

Re:                             International Game Technology PLC

Form 20-F for Fiscal Year Ended December 31, 2016

Filed April 19, 2017

File no. 001-36906

Dear Mr. Shenk:

In connection with your review of the captioned filing of International Game Technology PLC (the “Company”), we respectfully submit the following supplemental response to our letter dated September 1, 2017 addressing Comment #1 from the Division’s comment letter dated August 29, 2017.  To assist you in your review, we have included the heading and comments from that letter in italics below followed by the Company’s supplemental response in regular typeface.

Should you have any further comments or questions or need additional information, please correspond with the undersigned at our Providence, Rhode Island corporate address.  If you would like to discuss our responses or any further questions you may have, please do not hesitate to contact me at +1 401-302-7900.

Form 20-F for Fiscal Year Ended December 31, 2016

Consolidated Statements of Cash Flows, page F-7

1.              We note your response to our prior comment 3.  You state that a long-term, productive asset was acquired by the “upfront payment to customers.”  However, it appears the payment represents a deferred cost to acquire a contract or a customer incentive, rather than an asset held for or used in the production of goods or services.  You also state the payment represents an investing activity in the statement of cash flows because it is classified as a noncurrent asset on the balance sheet.  However, balance sheet classification is not a basis for classification for statement of cash flows purposes under ASC 230.  Further, because the “upfront payment to customers” is amortized as a reduction of revenue, treating this payment as an investing outflow is not consistent with the definition of operating activities in ASC 230-10-20, which states cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.  In addition, ASC 230-10-45-16 and 17 include cash flows with customers (both sales and refunds) as operating activities in your statements of cash flows regardless of whether the deferral period was short- or long-term.  To account for such payments as investing activities results in reporting an amount of cumulative operating cash flows that differs from the amount of cumulative net revenue received.  Please revise as appropriate.

Response

As discussed with the SEC Staff on February 13, 2018, the Company will restate its 2016 Consolidated Statement of Cash Flows for this classification error when the Company files its Form 20-F for the Fiscal Year Ended December 31, 2017 (“2017 Form 20-F”).  We also intend to timely furnish a Form 6-K and issue a news release regarding the resolution of this comment and the intention to correct the classification in the 2017 Form 20-F.

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The Company acknowledges that we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.  We believe that our response adequately addresses the matter referenced in your letter dated August 29, 2017.  If you would like to discuss our response or any further questions you may have, please do not hesitate to contact me at +1 401-392-7900.

Very truly yours,

/s/ Alberto Fornaro

Alberto Fornaro
Executive Vice President, Chief Financial Officer

Cc:	Mr. Marco Sala
Chief Executive Officer
International Game Technology PLC

Mr. Timothy Rishton
Senior Vice President Finance and Chief Accounting Officer
International Game Technology PLC